

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

Rushi Shah
Chief Executive Officer
Mag Mile Capital, Inc.
1141 W. Randolph St.
Suite 200
Chicago, IL 60607

      Re: Mag Mile Capital, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed April 26, 2024
           File No. 333-274354

Dear Rushi Shah:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Growth Strategies, page 5

1.   We note that you "intend to explore potential high-quality acquisition opportunities." Please expand the disclosure here and in the Risk Factor regarding acquisitions on page 12 to include disclosure as to whether there are any probable acquisitions at this time.

Risk Factors

Risks Related to Our Operations

We may need to raise additional funds and these funds may not be available when needed or may be available only on unfavorable terms, page 11

2. We note that you discuss going concern issues in MD&A on page 24 and your auditors have included an explanatory paragraph raising substantial doubt regarding your ability to continue as a going concern in their report for 2023. Please expand the risk factor disclosure to include these going concern issues.

Risks Related to our Internal Controls and Accounting Policies

If we are unable to implement and maintain effective internal control over financial reporting..., page 17

3. Refer to your Item 9A disclosure in the Form 10-K/A filed April 17, 2024. We note that you are aware of material weaknesses in internal control. Please expand the Risk Factor disclosure to include a description of these identified material weaknesses.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4. Refer to Note 13. Restatement. Please have the public accounting firm that audited the restatement of 2022 amounts include an explanatory paragraph in their report that addresses the restatement. Please similarly revise the audit report included in your Form 10-K/A accordingly.

Note 11. Warrants, page F-13

5. We note that you issued a warrant for 5 million shares at $0.50 per share to GK Partners on April 4, 2023 and that you recorded stock compensation expense of $1.582 million in 2023. We also note that the warrant was issued to provide incentive to provide future financings. Disclose, in detail, the basis for your accounting treatment for the issuance of this warrant, including how you determined whether the warrant is classified as a derivative instrument, liability or equity, pursuant to ASC 718 as stock compensation or ASC 815 as a derivative instrument and the basis for your accounting treatment. Also, address any terms of the warrant regarding the nature of any future performance required by GK Partners and in what period the performance, if any, is to be provided to the company in conjunction with the terms of the warrant. Please revise the financial statements in the Form 10-K/A filed April 17, 2024 accordingly.

Exhibits

6. Please have your auditor correct the date of their report in a currently dated consent.

Rushi Shah
Mag Mile Capital, Inc.
May 6, 2024
Page 3

7.   Please file a revised opinion that indicates, if true, that the shares of common stock are validly issued, fully paid and non-assessable. We also note your legality opinion appears to qualify counsel's expertise to opine on the laws of the State of Oklahoma. Please note that an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable so long as the opinion is not qualified as to jurisdiction. File a new legality opinion (i) from counsel that is admitted to practice in the State of Oklahoma or (ii) that does not include inappropriate qualifications pertaining to counsel's expertise. For guidance, refer to Section II.B.3.b. of Staff Legal Bulletin No. 19.

   Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ernie Stern